UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

[x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan:

ExxonMobil Fuels Marketing Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

ExxonMobil Fuels Marketing Savings Plan

INDEX

Page

Financial Statements
Statement of Net Assets Available for Benefits at December 31, 2004 and 2003	3
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2004	4
Notes to Financial Statements	5-7

Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2004	8
Schedule H, Line 4j - Schedule of Reportable Transactions	9-10

Report of Independent Registered Public Accounting Firm	11

Signature	12

Exhibit Index	13

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	14

ExxonMobil Fuels Marketing Savings Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
Assets
Investments, at fair value (see note 3)	$ 24,817,265	$ 22,309,560
Participant contribution receivable	88,354	153,333
Employer contribution receivable	100,878	343,514
Accounts receivable		19,321
Accrued income	18,607	5,055
Cash		91,757

Total assets	25,025,104	22,922,540

Trustee fee payable	17,353	55,611

Net assets available for benefits	$ 25,007,751	$ 22,866,929

The accompanying notes are an integral part of these financial statements.

ExxonMobil Fuels Marketing Savings Plan

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

Contributions
Participant contributions	$ 2,097,828
Employer contributions	2,703,563
Total contributions	4,801,391

Investment income
Interest and dividends	183,822
Net appreciation
in fair value of investments (see note 3)	1,390,047
Net investment income	1,573,869

Deductions
Benefit payments	(3,924,811)
Expenses	(259,796)
Plan transfer	(49,831)
Total deductions	(4,234,438)

Net increase	2,140,822

Net assets available for benefits
Beginning of year	22,866,929

End of year	$ 25,007,751

The accompanying notes are an integral part of these financial statements.

ExxonMobil Fuels Marketing Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description provides general information for the ExxonMobil Fuels Marketing Savings Plan (the Plan).  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  The Plan is a defined contribution plan established to provide savings and retirement benefits for certain qualified employees of ExxonMobil Fuels Marketing Company, a division of Exxon Mobil Corporation (the Company), employed in its company operated retail store operations and for certain qualified employees at the Olathe, KS grease plant.

Contributions

Contributions to the Plan are made by both the participant and the Company.  Participants may contribute any whole percentage, up to 20% of their eligible pay.  Participants may also make a rollover contribution from other qualified plans or rollover IRA.  Generally, for eligible participants, the Company matches contributions at one dollar for each pretax dollar contributed up to the first 4.5% of eligible pay.  For eligible participants covered by a collective bargaining agreement, the Company provides a 100% match, up to 4% of eligible pay.  Employees who are at least age 50 at the end of the Plan year may elect to make additional pretax contributions up to limits defined in the Plan.

Vesting

Participants are immediately vested in their contributions and earnings thereon.  Company contributions and earnings thereon vest at 100% after 3 years of qualifying service or, if the participant is employed by the Company, on or after age 65 or upon death while an employee.

Plan transfer

During 2004, certain employees became eligible to enroll in the ExxonMobil Savings Plan.  Some of these employees transferred their accounts from the ExxonMobil Fuels Marketing Savings Plan.  The aggregate amount transferred totaled $49,831.

Forfeitures

During 2004 and 2003, $79,537 and $252,280, respectively, were forfeited by terminating employees and used to offset employer contributions.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, withdrawals, distributions, and investment options are described in the Plan document.

Recordkeeping and Investment Management

On July 1, 2004, the Plan recordkeeping function was transferred from Merrill Lynch Trust Company, FSB (Merrill Lynch) to CitiStreet LLC, and State Street Bank and Trust became the trustee.  Concurrently, investment management was transferred from Merrill Lynch and Barclays Global Investors, N.A. to the Company, State Street Global Advisors and The Northern Trust Company.  The Plan offers a variety of investment options described in the Summary Plan Description.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting except benefit payments which are reported on a cash basis to conform with generally accepted accounting principles.

Investment Valuation and Income Recognition

Investment income is recorded when earned.  Investments are stated at fair value based upon market quotations as determined by the trustee.  Interest earned on the money market deposits and the change in the value of the investments are allocated daily to the individual employee accounts on the basis of the participant's account balance.  Investments are subject to normal risks associated with international and domestic debt and equity markets.

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.  Purchases and sales of securities are recorded on the trade date.  Dividends are recorded on the ex-dividend date.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Expenses

Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan's assets.  Administrative expenses are recorded when incurred.  Investment management fees are netted against investment income.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

	December 31,
	2004	2003

State Street Short Term Investment Fund	$ 9,961,628
Northern Trust S&P 500 Stock Fund	4,249,559
Northern Trust Small Cap Stock Fund	1,815,698
Northern Trust Bond Fund	2,079,727
Northern Trust Balanced Fund	4,485,086
Participant Loans	1,417,894
Merrill Lynch Money Market Fund		$ 9,314,594
Barclays Global Bond Fund		1,267,349
Barclays Global Extended Market Fund		1,401,260
Barclays Global S&P 500 Stock Fund		3,727,040
Barclays Global Lifepath 2020 Fund		1,573,915
Barclays Global Lifepath 2030 Fund		2,117,836

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,390,047 as follows:

S&P 500 Funds	$ 411,793
Bond Funds	78,255
International Funds	133,229
Small Cap - Extended Market Funds	271,674
Balanced Funds	495,096

$ 1,390,047

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrators by letter dated October 17, 2002 that the Plan is qualified and the trust is exempt under the appropriate sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, counsel for ExxonMobil believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

ExxonMobil Fuels Marketing Savings Plan

Schedule H Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b)	(c)	(e)
	identity of issue	description of investment	Current value

*	State Street	Money Market Fund	$ 9,961,628
*	Northern Trust	Bond Fund	2,079,727
*	Northern Trust	Small Cap Fund	1,815,698
*	Northern Trust	International Stock Fund	807,673
*	Northern Trust	S&P 500 Stock Fund	4,249,559
*	Northern Trust	Balanced Fund	4,485,086
*	Participant loans	maturities ranging from 1 month to 174 months interest rates ranging from 4.00% to 9.50%	1,417,894

	Total		$ 24,817,265

* indicates a party-in-interest to the Plan

ExxonMobil Fuels Marketing Savings Plan

Schedule H Line 4j - Schedule of Reportable Transactions

for the year ended December 31, 2004

(a) identity of party involved	(b) description of asset	(c) total value of purchase

Single Transactions in Excess of 5%

State Street	Short Term Fund	$ 10,108,739
Northern Trust	Balanced Fund	4,109,216
Northern Trust	Equity Fund	3,936,697
Northern Trust	Equity Fund	1,571,877
Northern Trust	Bond Fund	2,029,679

(a) identity of party involved	(b) description of asset	(d) total value of sale	(g) cost of asset	(i) net gain/(loss) on transaction

Single Transactions in Excess of 5%

Merrill Lynch	Short Term Fund	$ 10,108,981	$ 10,108,990	($9)
Barclays Global	Balanced Fund	2,080,820	1,509,038	571,782
Barclays Global	Balanced Fund	1,518,774	1,286,641	232,133
Barclays Global	Equity Fund	3,936,699	3,535,119	401,580
Barclays Global	Equity Fund	1,571,878	1,197,637	374,241
Barclays Global	Bond Fund	1,214,900	1,040,786	174,114

ExxonMobil Fuels Marketing Savings Plan

Schedule H Line 4j - Schedule of Reportable Transactions

for the year ended December 31, 2004

(a) identity of party involved	(b) description of asset	total number of purchases	(c) total value of purchases

Series of Transactions in Excess of 5%

Barclays Global	Equity Fund	103	$ 498,616
Barclays Global	Equity Fund	72	183,952
Barclays Global	Bond Fund	63	152,766
Barclays Global	Balanced Fund	51	129,563
Barclays Global	Balanced Fund	56	73,291
Merrill Lynch	Short Term Fund	162	2,513,632
Northern Trust	Equity Fund	36	4,438,541
Northern Trust	Equity Fund	30	1,785,891
Northern Trust	Bond Fund	25	2,291,536
Northern Trust	Balanced Fund	25	4,424,677
State Street	Short Term Fund	23	21,499,112

(a) identity of party involved	(b) description of asset	total number of sales	(d) total value of sales	(g) cost of asset	(i) net gain/(loss) on transactions

Series of Transactions in Excess of 5%

Barclays Global	Equity Fund	140	$ 4,349,602	$ 3,911,080	$ 438,522
Barclays Global	Equity Fund	62	1,667,473	1,278,338	389,135
Barclays Global	Bond Fund	93	1,414,977	1,207,944	207,033
Barclays Global	Balanced Fund	50	1,739,241	1,460,720	278,521
Barclays Global	Balanced Fund	85	2,246,413	1,632,966	613,447
Merrill Lynch	Short Term Fund	365	11,828,956	11,828,966	(10)
Northern Trust	Equity Fund	59	474,427	476,682	(2,255)
Northern Trust	Equity Fund	47	158,636	157,363	1,273
Northern Trust	Bond Fund	57	293,980	288,018	5,962
Northern Trust	Balanced Fund	56	316,130	306,232	9,898
State Street	Short Term Fund	134	11,605,728	11,605,728

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Fuels Marketing Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Fuels Marketing Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 10, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Fuels Marketing Savings Plan

(Name of Plan)

                                                                                           /s/  C. M. FitzGerald

___________________________________

C. M. FitzGerald

Administrator-Finance

Dated:  June 10, 2005

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 10, 2005